OMV Investor News



July 14, 2006
1:30 pm CET

Incident in the Schwechat refinery under control – Fire already extinguished

- **Crude oil distillation unit 4 caught fire at 3.21 pm – Fire extinguished at 4.40 pm by fire brigade of the site, the fire department of Vienna and the auxiliary fire brigade**
- ***No injuries and there was never any danger for the neighbourhood around the refinery***
- **Cause of fire not yet determined – fire spreading onto other parts of the refinery avoided**

Yesterday at 3.21 pm, a fire in the refinery Schwechat broke out at the crude oil distillation unit 4. The cause of the fire is still unclear. The fire men of OMV and Borealis began immediately with fire-fighting. Due to the quick reaction the fire was already put out at 4.40 pm. In total 20 fire men from OMV and Borealis were engaged, supported by the fire brigades of Vienna and neighbouring communities who were immediately informed. They could also avoid the fire spreading onto other parts of the refinery. There were no injuries and there was never any danger for the neighbourhood around the refinery. Proper authority has been already informed.

From today's point of view security of product supply should remain unaffected.

The crude oil distillation unit has been taken out of operation. Experts are currently evaluating the cause of this incident.

As soon as we have more detailed knowledge on the reason of the fire as well as on the size of the damage and the estimated restart of the facility we will provide further information.

For further information, please contact:

OMV
Ana-Barbara Kunčič, Investor Relations   Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press   Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press   Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–June and Q2 2006** on August 17, 2006

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